

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Ryan Belanger-Saleh
Co-Chief Executive Officer
Gatsby Digital, Inc.
28 Liberty St.
New York, NY 10005

> **Re: Gatsby Digital, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **September 14, 2020**
> **File No. 024-11292**

Dear Mr. Belanger-Saleh:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

Amendment No. 1 to Form 1-A

Summary, page 1

1. You disclose on page 1 and elsewhere that the Gatsby Platform "allows users to trade options with their friends...." Please revise to clarify whether the phrase "with their friends" in this context refers to the trading of options <u>alongside</u> or <u>between</u> friends (i.e., trading or transferring beneficial ownership of options amongst themselves).

2. We note your disclosure in the Summary and on pages 15 and 21 that Gatsby API is a service offered to select partners. Please revise to clarify what is required to become a "select partner" and disclose the number of "select partners" that are currently using

Gatsby API. In addition, we note your disclosure on page 15 that Gatsby API is "still in early-access stage." Please revise your Summary section to disclose the development status of Gatsby API and clarify whether it is currently a functioning service.

Risk Factors

Certain data and information in this offering circular were obtained from third-party sources..., page 8

3. We note your disclosure in this risk factor that you do not guarantee the accuracy and completeness of certain data and information contained in your offering materials. This statement appears to disclaim the issuer's responsibility for information in the offering statement. As this is not consistent with the liability provisions of the Securities Act, please revise this disclosure to remove this disclaimer.

Dilution, page 10

4. We note your revised disclosure in this section. It appears that the information presented in the dilution table that you have added assumes the completion of the maximum offering. Please revise to also present information that assumes completion of the minimum offering. In addition, please revise to include offering costs in the dilution calculation.

The Company's Business, page 15

5. Please address the following in connection with the "Principal Products and Services" disclosure on page 15:
    • Please revise to clarify the differences between standardized options, binary options and non-standardized options, as referenced in the first paragraph of this section.
    • You disclose that a "backup to the Gatsby Platform's custodian is not possible, as the custodian for the Gatsby Platform holds all client securities on behalf of customers." Please revise to add related risk factor disclosure.
    • Please describe in greater detail how your brokerage operations team determines whether to approve or reject a user during the onboarding process.
    • You disclose that each Gatsby Platform user receives one "Gatsby Rewards Point" for each contract traded on the Gatsby Platform, and at "certain thresholds," such points trigger rewards, such as gift cards. Please describe in greater detail the thresholds at which such points trigger rewards (e.g., clarify the monetary value of a gift card to Amazon that one Gatsby Rewards Point represents.) Also please provide an estimate of any costs you expect to incur for purchasing gift cards or other rewards for which outstanding rewards points will be redeemed in the future.

6. Please revise to disclose the material terms and conditions of:
    • any agreements memorializing your arrangements with the two third-party vendors you reference under "Principal Products and Services," and identify such third parties. In this regard, we note your disclosure that the server application is reliant

upon such vendors to function.
- your Clearing Agreement with Apex Clearing, as referenced in footnote 8 to the Dilution table on page 10 and the form of warrant (filed as Exhibit 3.2). Also please revise to clarify the "current arrangement with ViewTrade" pursuant to which Apex Clearing is currently providing clearing services, as referenced in your response to comment 11, and clarify whether a clearing broker has been engaged to any extent (e.g., refer to the statement "once we engage a clearing broker..." under "Research and Development" on page 17).

Furthermore, please tell us how you considered filing the above-referenced agreements as exhibits to the offering statement.

7. Refer to your disclosure in the penultimate paragraph on page 15. Please revise your disclosure, both here and elsewhere as appropriate, to address the following:
    - While you state that you are "currently pre-revenue" and "intend to start generating revenue" in the first and third sentences, you state in the second sentence that the "Gatsby Platform does currently generate revenue by charging users certain transactional fees." Please revise to reconcile your disclosure.
    - You disclose that the Gatsby Platform charges users certain transactional fees, including the "OCC (Options Clearing Corporation) fee of $0.05 per options contract, the OCC's Options regulatory fee of $0.04 per contract, a FINRA Trading Activity Fee of $0.002 per contract and an SEC regulatory fee of $0.00207 per $100 of principal traded (on sells only), rounded to the nearest penny." Please revise to clarify where such fees are memorialized (e.g., in a regulatory rule, schedule or document) and whether such fees are subject to change. Please also revise to include disclosure regarding the transaction fees in your Summary.

8. Please revise your disclosure to identify the custodian for the Gatsby Platform. Further, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the statements that the custodian of the Gatsby Platform has a "strong track record" and that Apex Clearing has a "world-class technology platform."

Gatsby's Order Flow Today, page 16

9. We note that you intend to start generating revenue by routing your customer's orders to market makers who will pay you rebates of $0.50 per contract. Based upon the "Gatsby's Order Flow Today" diagram on page 16, it appears that you may currently have agreements or arrangements with market makers (e.g. Citadel, Virtu, Wolverine, etc.). In this regard, the note to the diagram states that "[c]urrently rebates for order flow are paid by the market makers but are kept by the clearing broker (Apex)." Please revise to clarify whether you have any existing agreements or arrangements with market makers. If applicable, please disclose the material terms of any such agreements. To the extent material, please also file the same as exhibits to the offering statement.

10.   As a related matter, please revise to quantify the number of users and transactions executed on the Gatsby Platform in recent periods.

Our Advantage, page 17

11.   Please briefly describe how your scenario profit calculator works. Also discuss your resources available to provide customer service, including chat and phone support. In this regard, we note your disclosure at the bottom of page 17 that you currently have five employees.

Research and Development, page 17

12.   Please revise to describe any further plans to develop the Gatsby API, which you state on page 15 is not "fully-developed." Where appropriate, please also explain whether you expect the Gatsby API to operate with the same "pass-through" fees charged to users that you have disclosed with respect to Gatsby Platform on page 15.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance